UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
FORM 12b-25
NOTIFICATION OF LATE FILING

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR	☐ Form N-CSR
For Period Ended:           June 26, 2005
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:
If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION
UNIFI, INC.

Full Name of Registrant

Former Name if Applicable
7201 West Friendly Avenue

Address of Principal Executive Office (Street and Number)
Greensboro, North Carolina 27410

City, State and Zip Code
PART II – RULES 12b-25(b) AND (c)
If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

(a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense

☒	(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

(c) The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE
The Registrant’s Form 10-K for the fiscal year ended June 26, 2005 could not be filed within the prescribed time period because certain information relating to and necessary for the completion of the Registrant’s financial statements could not be obtained by the Registrant within such time period without unreasonable effort or expense. For fiscal years ended June 27, 2004 and June 29, 2003, the respective audit opinions of the Registrant’s Independent Registered Public Accounting Firm, Ernst & Young LLP (“E&Y”), referenced audit reports of PricewaterhouseCoopers LLP (“PwC”), the Independent Registered Public Accounting Firm of Parkdale America, LLC (“PAL”). PAL is a corporation in which the Registrant has a 34% interest and its investment in PAL is in excess of 15% of the Registrant’s total assets. In previous years, the Registrant was required to include PAL’s financial statements with its Form 10-K and in connection therewith, PwC granted the Registrant a consent which was included as an exhibit in the Form 10-K for both fiscal years 2004 and 2003. PwC is no longer the Independent Registered Public Accounting Firm for PAL. On or about September 9, 2005, the Registrant’s filing date, PwC informed the Registrant that based upon PwC’s policy it would be unable to grant the Registrant a consent for E&Y to reference any PAL audit reports. Thus, E&Y will need to conduct additional audit field work on PAL in order to issue its opinion without reference to PwC.
PART IV – OTHER INFORMATION
(1)	Name and telephone number of person to contact in regard to this notification

WILLIAM M. LOWE, JR.	336	294-4410

(Name)	(Area Code)	(Telephone Number)
(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). Yes ☒ No ☐

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes ☒ No ☐
Explanation of Anticipated Change
     As previously disclosed on a Form 8-K dated July 28, 2005, the Company reported a net loss of $41.2 million or $0.79 per share for the 2005 fiscal year versus a net loss of $69.8 million or $1.34 per share for the 2004 fiscal year.

UNIFI, INC.

(Name of Registrant as Specified in Charter)
Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date	September 12, 2005	By	/s/ WILLIAM M. LOWE, JR.

William M. Lowe, Jr. V.P., C.F.O. & C.O.O.